Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9937
Private Market Leaders and Financials Portfolio Series
(the “Trust”)
CIK No. 1895920 File No. 333-262238

Dear Mr. Cowan:

We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes that the Trust’s current 80% policy is too broad as the Staff believes that 50% of revenues and/or assets must come from private equity activities. Please revise accordingly.

Response:       In accordance with the Staff’s comment, the name of the Trust has been changed to “Private Market Leaders and Financials Portfolio Series.” The Trust’s 80% policy will be revised as follows:

“Under normal circumstances, the Trust will invest at least 80% of its assets in companies that are: (i) private markets focused asset managers, which are companies that devote at least 50% of their assets to, or derive 50% of their profits or revenues from, private markets activities; or (ii) financials companies, which are companies that devote at least 50% of their assets to, or derive 50% of their profits or revenues from the financials sector.”

2.       Please disclose how much of the portfolio will be invested in private market leaders companies.

Response:       The prospectus will be revised in accordance with the Staff’s comment.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon